

February 25, 2011

Glyn Garner
Principal Executive Officer
First Liberty Power Corporation
114 West Magnolia St., #400-136
Bellingham, WA 98225

> **Re:** **First Liberty Power Corporation**
> **Form 10-K/A for the Fiscal Year Ended July 31, 2010**
> **Filed on December 16, 2010**
> **File No. 000-52928**

Dear Garner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended July 31, 2010

General

1. You disclose that you are a Nevada corporation incorporated on March 28, 2007. However, a review of the Nevada Secretary of State's business entity search shows that you are in "Default." Please advise, and tell us the potential impact that being in "Default" has on your status as a corporation and your operations.

2. We refer to the explanatory note in your amended Form 10-K. Please provide us with a copy of any correspondence received from FINRA relating to your filing.

Item 2. Properties, page 3

3.   Please disclose the following information for each of your material properties:

- The nature of your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b) (2) of Industry Guide 7.

4.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

  You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

5. Please expand your disclosure concerning the exploration plans for your properties to address the following points.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

6. If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Recent Sales of Unregistered Securities, page 4

7. With regards to the March 11, 2010 private placement of the 720,000 units, please revise to indicate the section of the Securities Act or the rule of the Commission under which

exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. See Item 701 of Regulation S-K. We also note that the Form 8-K of May 3, 2010 fails to provide the corresponding information with respect to the 250,000 share issuance reported therein.

8.　　As a related matter, you report in Note 7 to the financial statements in your October 31, 2010 Form 10-Q that the detachable warrants included with the units have not been issued as of October 31, 2010. Clarify whether the shares sold in the offering have been issued. In addition, tell us what events or conditions resulted in the apparent delay between the company's receipt of the subscriptions and the issuance of the securities to investors.   If the issuances of shares or warrants have not yet occurred, discuss any conditions precedent that are imposed with respect to the issuances, or alternatively, discuss the circumstances in which the issuances are expected to occur. Tell us whether there are any subscription agreements or other arrangements with the investors that establish conditions or performance criteria that must be met before the company will issue the securities.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Cash Requirements, page 5

9.　　As of the date of your Form 10-K, you estimate your cash requirements for the next 12 months to be $205,000. You report elsewhere in your document, however, two unsecured loans in the amounts of $200,000 and $50,000 which are due and payable on December 31, 2010 and March 15, 2011, respectively. Please advise.

Results of Operations, page 6

10.　　In order to provide a more complete understanding of events that affected your operating results, please describe the causes of any material year-to-year changes in one or more line items in your consolidated financial statements. See Instruction 4 to Item 303(a) of Regulation S-K. We note by example the increase in your consulting fees, exploration costs, and accounting and audit fees, and legal fees during fiscal year ended July 31, 2010 as compared to July 31, 2009.   Please briefly explain the underlying business events that led to the changes in those expenditures.

Liquidity and Capital Resources, page 7

11.　　Please revise your liquidity and capital resources discussion so that it includes disclosure regarding the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements. For guidance, see Section IV of SEC Release No. 33-8350, available on our website at http://www.sec.gov/rules/interp/33-8350.htm. In this regard, we refer to the $250,000 in unsecured loans which bear interest at a rate of 10% per annum. We note that one of these unsecured loans became due on December 23, 2010, and the other becomes due on March 15, 2011. Additionally, you are required to comply with a work commitment of one million dollars for each of the properties purchased pursuant to the agreements with GeoExplor Corp. You should discuss whether you have spent any funds pursuant to this work commitment.

Financial Statements

Note 6. Related Party Transactions, page F-11

12.   Tell us your consideration of providing related party disclosures for the consulting agreements with Mr. John Rud and Mr. John Hoak. We refer you Rule 1-02(u) and Rule 4-08(k) of Regulation S-X. In addition, clarify your disclosures on page 11 that indicate you have not entered into any employment and/or consulting agreements with your directors and officers.

Item 9A(T). Controls and Procedures

Management's Report on internal Control over Financial Reporting, page 8

13.   Please revise to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the disclosure controls and procedures as of the end of the period covered by the report. We refer you to Item 307 of Regulation S-K.

14.   We note that your management's conclusion regarding the ineffectiveness of your internal controls and procedures over financial reporting is limited to the inability of your internal controls and procedures to "detect the inappropriate application of U.S. GAAP rules." Please revise your disclosures to remove any limitations with respect to your conclusion regarding the ineffectiveness of your internal controls over financial reporting and confirm the scope of your evaluation and conclusion the effectiveness or ineffectiveness of your internal controls and procedures as they are fully described in Exchange Act Rule 13a-15(f). We refer you to Item 308T(c) of Regulation S-K.

Item 10. Directors, Executive Officers and Corporate Governance

Section 16(a) Beneficial Ownership Reporting Compliance, page 10

15.   Given that there were no Section 16(a) reports filed electronically pursuant to Section 101(a)(iii) of Regulation S-T, it is unclear how you were able to conclude that no Section 16(a) reports required to be filed by your executive officers, directors and greater-than-10% stockholders were not filed on a timely basis, based solely on your review of the copies of such reports furnished to you for the period ended July 31, 2009. Please advise.

Exhibits and Financial Statement Schedules, page 13

16.   We refer to the purchase agreements with GeoExplor Corp included as exhibits to your
        Form 8-K filed January 21, 2010. We note that these purchase agreements are not
        included in the exhibit index to your Form 10-K as required by Item 601(b)(10) of
        Regulation S-K. Please include these documents in the list exhibits for your amended
        filing. You may incorporate these documents by reference to your previously filed Form
        8-K pursuant to Exchange Act Rule 12b-23.

17.   You disclose that you have no employees. Please revise to describe the method of
        operation by which your activities are conducted without employees. In this regard, we
        note your reliance upon consultants, such as your vice president of exploration, Mr. Rud,
        and Mr. Hoak. Tell us whether a written consulting agreement with Mr. Rud exists, and
        if so, it should be filed as an exhibit in accordance with paragraph (b)(10) of Item 601 of
        Regulation S-K. To the extent the consulting arrangement with Mr. Rud is not written,
        please summarize the material terms of the arrangement in a writing and file that
        summary of the consulting arrangement as an exhibit. For guidance, see Regulation S-K
        Compliance and Disclosure Interpretation Question 146.04, available on our website at
        http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

18.   With respect to Mr. Hoak's consulting agreement, which was filed with the Form 8-K
        filed August 4, 2010, it appears that the agreement should be listed in Item 16 of the
        Form 10-K and incorporated by reference from the Form 8-K or refilled.

19.   Please tell us why you have not filed the promissory notes related to the December 24,
        2009 and March 15, 2010 unsecured loans as exhibits pursuant to Item 601(b)(4) of
        Regulation S-K or, in the alternative, file the promissory notes as exhibits with your
        amended filing.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. You may contact John Coleman, Engineer, at (202) 551-3610 if you have any questions regarding comments on the properties and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. Please contact me with any other questions at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief